Exhibit 99.1

Sierra Metals to Release Q2-2022 Consolidated Financial Results on Thursday August 11th, 2022

Shareholder Conference Call and Webcast will be held on Friday August 12th, 2022

TORONTO--(BUSINESS WIRE)--July 8, 2022--Sierra Metals Inc. (TSX: SMT) (NYSE American: SMTS) (BVL or Bolsa de Valores de Lima: SMT) (“Sierra Metals” or the “Company”) will release Q2-2022 consolidated financial results on Thursday August 11th, 2022 after Market Close. Senior Management will also host a webcast and conference call on Friday August 12th, 2022 at 11:00 am EDT. Details of the Conference Call and Webcast are as follows:

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website:

https://event.on24.com/wcc/r/3828385/8F4898DF12D6F6F90626175BB7F7742D

The webcast along with presentation slides will be archived for 180 days on www.sierrametals.com.

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes prior to the scheduled start time of the call.

US/CAN dial-in number (Toll Free): 1 844 200 6205
United States (Local): 1 646 904 5544
Canada dial-in number (Local): 1 226 828 7575
All other locations (International): +1 929 526 1599

Access code: 989047

Press *1 to ask a question, *2 to withdraw your question, or *0 for operator assistance

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:

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Contacts

Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777